Exhibit 99.1

Investor and Media Contact:
         The IGB Group
Bryan Degnan
646-673-9701
or
         Leon Berman
         212-477-8438

Global Ship Lease Announces Credit Rating Upgrades

Moody’s Upgrades Corporate Family Rating; S&P Upgrades Credit Rating; KBRA Upgrades Issuer Rating and Affirms Investment Grade Rating of Senior Secured Notes

ATHENS, June 26, 2024 – Global Ship Lease, Inc. (NYSE: GSL) (the “Company” or “GSL”) announced today several recent updates by three leading credit rating agencies. The Company’s Corporate Family Rating has been upgraded to Ba2 from Ba3, with a stable outlook, by Moody’s Investor Service (“Moody’s”). In addition, S&P Global Ratings (“S&P”) upgraded the Company’s long-term issuer credit rating to BB+ from BB, with a stable outlook, and the Kroll Bond Rating Agency (“KBRA”) upgraded the Company’s corporate rating to BB+ from BB, maintaining its stable outlook. KBRA also affirmed the BBB/stable investment grade rating and outlook for GSL’s 5.69% Senior Secured Notes due July 15, 2027.

In announcing the ratings and outlook updates, the agencies highlighted the Company’s significant progress deleveraging, its focus on maintaining a disciplined, low leverage strategy, and revenue stability based on attractive multi-year time charter agreements. The agencies also cited GSL’s strong earnings and cash flow profile through market cycles, as well as robust counterparty credit quality. Additional key considerations included the Company’s experienced management team and strategic positioning, in particular its focus on medium-sized and smaller containerships, with value-added components such as high reefer capacity.

Thomas Lister, Chief Executive Officer of Global Ship Lease, commented: “We are pleased to see these important acknowledgements from leading credit rating agencies, which reflect the significant steps we have taken to strengthen our balance sheet, build forward contract cover, and generate consistent and growing cash flows. In an uncertain geopolitical and macroeconomic environment, our business has remained resilient, and we look forward to continuing to capitalize on an exceptionally firm charter market. We intend to maintain our disciplined and dynamic approach to capital allocation to continue to preserve and build shareholder value through the cycle.”

Additional information regarding Global Ship Lease’s credit ratings can be found in the press release dated June 25, 2024 on Moody’s website at moodys.com, the press release dated May 31, 2024 on S&P’s website at spglobal.com, and the press release dated June 7, 2024 on KBRA’s website at kbra.com.

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York stock Exchange in August 2008.

As of March 31, 2024, Global Ship Lease owned 68 containerships, ranging from 2,207 to 11,040 TEU, with an aggregate capacity of 375,406 TEU. 36 ships are wide-beam Post-Panamax.

As of March 31, 2024, the average remaining term of the Company’s charters, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, was 1.9 years on a TEU-weighted basis. Contracted revenue on the same basis was $1.59 billion. Contracted revenue was $1.96 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 2.6 years.

Safe Harbor Statement

This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise or update any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.